Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

July 26, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
7.00% per annum Contingent Coupon Autocallable Reverse Convertible Securities due October 26, 2018	July 21, 2017	F412
8.00% per annum Contingent Coupon Autocallable Reverse Convertible Securities due October 26, 2018	July 21, 2017	F413
7.25% per annum Autocallable Reverse Convertible Securities due July 26, 2018	July 21, 2017	F414
6.15% per annum Autocallable Reverse Convertible Securities due July 26, 2018	July 21, 2017	F415
6.20% per annum Autocallable Reverse Convertible Securities due July 26, 2018	July 21, 2017	F416
8.15% per annum Contingent Coupon Autocallable Reverse Convertible Securities due October 26, 2018	July 21, 2017	F418
Buffered Return Enhanced Notes due August 22, 2018	July 21, 2017	J717
Contingent Coupon Autocallable Yield Notes due August 8, 2018	July 21, 2017	J718

Digital Barrier Notes due July 26, 2023	July 21, 2017	T1063
Digital Barrier Notes due July 26, 2023	July 21, 2017	T1064
Digital Barrier Notes due August 27, 2018	July 19, 2017	T1069
6.00% per annum Contingent Coupon Callable Yield Notes due July 27, 2020	July 21, 2017	U2173
7.50% per annum Contingent Coupon Callable Yield Notes due July 27, 2020	July 21, 2017	U2174
7.50% per annum Contingent Coupon Callable Yield Notes due July 27, 2020	July 21, 2017	U2175
9.10% per annum Contingent Coupon Callable Yield Notes due July 27, 2020	July 21, 2017	U2176
6.10% per annum Callable Yield Notes due July 26, 2019	July 21, 2017	U2188
7.90% per annum Contingent Coupon Callable Yield Notes due July 26, 2019	July 24, 2017	U2200